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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003127

RECEIVED FEB 2 8 2002 365 WASH, D.C. SECTION PROCESSING

SEC FILE NUMBER
8- 51796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JERSEY SHORE TRADING GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Broad Street
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker 732-936-0142
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS & COMPANY, L.L.C.
(Name — *if individual, state last, first, middle name*)

High Ridge Commons, Ste 400-403, 200 Haddonfield-Berlin RD, Gibbsboro, NJ 08026
(Address) (City) (State) Zip Code)

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3-26-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JERSEY SHORE TRADING GROUP, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in KINGS County
Commission Expires June 14, 2002

Notary Public



Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH, D.C.
365
SECTION

JERSEY SHORE TRADING GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

JERSEY SHORE TRADING GROUP, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Jersey Shore Trading Group, Inc.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of Jersey Shore Trading Group, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jersey Shore Trading Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey
February 20, 2002

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS		
Deposits with clearing organization	$	114,126
Commissions receivable		14,145
Securities owned, at market		41,500
Security deposits		22,998
Fixed assets less accumulated depreciation of $13,343		27,487
NASDAQ private placement		3,300
TOTAL ASSETS	$	223,556

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,626
Bank notes payable		12,908
Total liabilities		30,534
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		
Common stock, no par value - 25,000 shares authorized; 1,000 shares issued and outstanding		-
Additional paid-in capital		430,049
Deficit		(237,027)
Total stockholder's equity		193,022
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	223,556

See accompanying summary of accounting policies and notes to financial statements.

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

REVENUE	
Trading income	$ 310,865
Commissions	59,963
Interest income	10,950
TOTAL REVENUE	381,778
EXPENSES	
Officers compensation	161,398
Employee compensation and benefits	45,126
Clearing and related costs	121,687
Occupancy costs	39,812
Office	13,575
Professional fees	45,662
Other	94,707
Depreciation	7,309
TOTAL EXPENSES	529,276
NET LOSS	$ (147,498)

See accompanying summary of accounting policies and notes to financial statements.

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

	Common Stock Shares	No Par Value Amount	Paid In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, January 1, 2001	1,000	$ -	$ 400,000	$ (89,529)	$ 310,471
Contributions			246,500	-	246,500
Withdrawals			(216,451)	-	(216,451)
Net loss				(147,498)	(147,498)
Balances, December 31, 2001	1,000	$ -	$ 430,049	$ (237,027)	$ 193,022

See accompanying summary of accounting policies and notes to financial statements.

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

Cash Flows from Operating Activities	
Net loss	$ (147,498)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,309
Increase/Decrease:	
Deposits wirth clearing broker	475
Commissions receivables	(14,145)
Securities deposits	6,170
Securities owned, at market	137,875
Other assets	10,000
Bank notes payable	12,908
Accounts payable and accrued expenses	(1,446)
Total adjustments	159,146
Net cash provided by operating activities	11,648
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	202,000
Capital withdrawals	(216,451)
Net cash used in financing activities	(14,451)
Net Decrease in Cash and Cash Equivalents	(2,803)
Cash and Cash Equivalents - Beginning of Year	(2,803)
Cash and Cash Equivalents - End of Year	-

See accompanying summary of accounting policies and notes to financial statements.

JERSEY SHORE TRADING GROUP, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
DECEMBER 31, 2001

SUPPLEMENTARY CASH FLOW DATA:

Margin Interest paid	$ 13,630
Taxes paid	$ 240

SUPPLEMENTARY DISCLOSURE OF NON-CASH ACTIVITY:

Increase in marketable securities by contribution of stock to additional paid-in capital	$ 44,500
Increase in additional paid-in capital through contribution of marketable security	$ 44,500

See accompanying summary of accounting policies and notes to financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Jersey Shore Trading Group, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The Company, with the consent of its stockholder, has elected to be treated as an S corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the corporation but are reported on the income tax returns of the stockholder.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair valuate because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs is changed to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments. Depreciation expense was $7,309 for the year ended December 31, 2001.

NOTE 2. CLEARING AGREEMENT

In accordance with the Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions. At December 31, 2001, there were no outstanding positions as the company maintained its money in cash. The company has restricted $64,126 and $50,000 of its cash per the clearing agreements with Wedbush Morgan and First Southwest, respectively.

NOTE 3. REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 the Company has regulatory net capital of approximately $128,851 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 4. COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

OPERATING LEASE

The Company leases office space under a noncancellable lease agreement that will expire in November 2004. Currently the Company is paying $3,162 per month as a base rent.

December 31,	
2002	$37,944
2003	37,944
2004	28,458
Total	$104,346

NOTE 5. MARKETABLE SECURITIES

Marketable securities represent securities owned by the Company as an investment. As of December 31, 2001, marketable securities were comprised of the following:

	Market Value	Percent of Total
Corporate securities	$ 41,500	100%

NOTE 6. SECURITY DEPOSITS

The Company has a Security Deposit with it's landlord in the amount of $22,998.

NOTE 7. INVESTMENT IN NASDAQ STOCK MARKET, INC.

The Company owns 300 shares of the NASDAQ Stock Market, Inc., a privately held Company which owns and operates the stock market of the same name. The shares are not readily marketable; consequently, they are carried at cost in the statement of financial condition.

NOTE 8. BANK NOTE PAYABLE

As of December 31, 2001, the Company had a cash overdraft in the amount of $12,908.

NOTE 9. PENSION PLAN

The Company has a simple IRA plan. The plan was inactive for the year ended December 31, 2001.

SUPPLEMENTAL INFORMATION

JERSEY SHORE TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total stockholders' equity from statement of financial condition	$	193,022
Less: Nonallowable assets:		
Fixed assets		(27,487)
Security deposits		(22,998)
Other assets		(3,300)
Tentative Net Capital		139,237
Haircut Valuations		(10,386)
NET CAPITAL	$	128,851

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $30,534, pursuant to Rule 15c3-1	$	2,037
Minimum dollar net capital requirements of reporting broker/dealer	$	100,000
Net capital requirement	$	100,000
EXCESS NET CAPITAL	$	28,851

Computation of Aggregate Indebtedness

Accounts payable	$	30,534
Percentage of aggregate indebtedness to net capital		24%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

HIGH RIDGE COMMONS
SUITES 400-403
200 HADDONFIELD BERLIN ROAD
GIBBSBORO, NEW JERSEY 08026
(856) 346-2828 FAX (856) 346-2882

TRENTON OFFICE
1230 PARKWAY AVENUE
SUITE 301
TRENTON, NEW JERSEY 08628
(609) 883-1881
FAX (609) 771-0623

REPORT ON INTERNAL CONTROL

Board of Directors
Jersey Shore Trading Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Jersey Shore Trading Group, Inc. December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in rule 17a-5 (g) (1) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, L.L.C.
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

February 20, 2002